UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
(Check One):[X]Form 10-K [ ]Form 20-F [ ]Form 1l-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: October 31, 1998
[ ] Transition Report on Form 10-K                          SEC FILE NUMBER
[ ] Transition Report on Form 20-F                             000-23115
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q                            CUSIP NUMBER
[ ] Transition Report on Form N-SAR                            125961 10 2
For the Transition Period Ended:

  Read Instruction {on back page} Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                           CTI INDUSTRIES CORPORATION
                           --------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable


                             22160 North Pepper Road
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                              Barrington, IL 60010
                            ------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                            (a)  The reasons  described in reasonable  detail in
                                 Part III of this form could not be eliminated without unreasonable effort or expense;
                            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, I I-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
                  [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In order for the Company to complete the preparation of financial information for its fiscal year ended October 31, 1998, the Company requires additional time to file its Form 10-KSB for such fiscal year.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          SCOTT P. SLYKAS              312              294-6044
         ----------------           ---------       ----------------
             (Name)                (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                [ X] Yes [   ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ X] Yes [  ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           CTI INDUSTRIES CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  January 29, 1999                    By  /s/ Howard W. Schwan
                                               ----------------------------
                                               Howard W. Schwan, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

     The Company  expects to report net sales of  approximately  $20,000,000 for the fiscal year ended October 31, 1998, as compared to net sales of $16,431,000 for the fiscal year ended October 31, 1998. The Company expects to report income before taxes of approximately $180,000 for the fiscal year ended October 31, 1998, as compared to income before taxes of $589,000 for the fiscal year ended October 31, 1997. Net income for the year ended October 31, 1998 is expected to be approximately $120,000 as compared to $1,140,000 for fiscal 1997. Included in income for fiscal 1997, was a tax benefit of $550,000 resulting from the reversal of a tax valuation allowance created in prior years. The decrease in earnings resulted primarily from increases in administrative, marketing and promotional expenses, including expenses arising from the purchase of an additional building facility, costs associated with the Company being a public reporting company, certain non-recurring expenses including medical benefits expenses, servicing fees and promotional costs related to certain major accounts and costs associated with a substantial increase in production during the second half of fiscal 1998.